Letter of Resignation

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JAMES E. JORDAN

March 12, 2008

Robert D. Allen, Chairman, and
William H. McMunn, President & CEO,
The Board of Directors
Consolidated-Tomoka Land Company
1530 Cornerstone Blvd. – Suite 100
Daytona Beach, Florida 32117

Dear Bob and Bill:

Following our last Board meeting, I have given serious thought to the general direction of the Company, and to certain specific decisions made at that meeting, and have concluded that I must resign from the Board, effective immediately.

My reasons are as follows: As you know, my view is that it is a mistake to combine the titles of Chairman and Chief Executive Officer, which goes against now generally accepted best practice in corporate governance. In seeking candidates to fill an anticipated Board vacancy, it was a mistake not to consider the candidates proposed by our largest shareholder, or other candidates, as part of our due diligence. Indeed, I believe those and related issues should first have been vetted through the Nominating and Corporate Governance Committee, which did not happen. I have also long opposed the payment of a dividend, given our largely long-term, value-oriented, institutional shareholder base; and was disappointed with the decision not to adopt a potential buy-back plan. On the broad subject of Company strategy, now would be a particularly good time to develop alternative strategies for the use of the Company's land and cash flows to maximize shareholder value over time.

On all these issues, of course, I recognize that my views are only those of one director, but feeling as I do, it is best that I step aside now.

Sincerely yours,

James E. Jordan

11 FIFTH AVENUE, APT. 5E • NEW YORK • NY 10003
TELEPHONE: (212) 925-8714 • FACSIMILE: (212) 941-6421
jejhartwell@mac.com